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June 23, 2016	Nathan Briggs T +1 202-626-3909 F +1 202-383-9308 nathan.briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Amy Miller

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Ultra Short Bond Fund (the “Fund”), File Nos. 811-22378 and 333-164298

Dear Ms. Miller:

This letter is being filed to respond to the comments received from you on May 25, 2016, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 45 to its registration statement. PEA No. 45 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on April 15, 2016 to register Class I and Class N shares of the Fund, a new series of the Trust. The Trust is filing PEA No. 47 pursuant to Rule 485(b) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement. In connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that in connection with the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

A summary of the Staff’s comments, and the Trust’s responses thereto, are set forth below.

Prospectus

1.	Comment: Please include in the amendment to the Trust’s registration statement filed pursuant to Rule 485(b) with respect to the Fund all information that was omitted from or placed in brackets in PEA No. 45.

Response: The Trust confirms that all information that was omitted from or placed in brackets in PEA No. 45 will be included in the amendment to the Trust’s registration statement filed pursuant to Rule 485(b) with respect to the Fund.

2.	Comment: Please delete or move the section entitled “A Note Regarding Debt Obligations” from before the Fund Summary, as it is not permitted or required prior to Items 2 through 8 of Form N-1A.

Response: The Fund respectfully submits that the instruction to Item 1(a) of Form N-1A permits additional information to be included on the cover page so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included. Accordingly, the Fund respectfully declines to make any changes in response to this Comment.

3.	Comment: Please consider removing the line items from the “Shareholder Fees” table under “Fees and Expenses of the Fund” to the extent such line items have no expenses associated with them.

Response: The Fund has considered the comment and respectfully declines to make any changes in response to this Comment.

4.	Comment: Please confirm that the expense limitation to be applied to the Fund as discussed in Footnote 3 to the Fund’s “Annual Fund Operating Expenses” table will remain in effect for at least one year from the effective date of the Fund’s registration statement. In addition, please file the expense limitation agreement as an exhibit to the Trust’s registration statement.

Response: The Fund confirms that the expense limitation will remain in effect for at least one year from the effective date of the Fund’s registration statement, subject only to the Board of Trustees’ ability to terminate it earlier. The Fund confirms it will file the expense limitation agreement as an exhibit to the Trust’s registration statement in PEA No. 47.

5.	Comment: Please state supplementally the extent to which the Fund intends to invest in privately-issued mortgage-backed securities (“PMBS”). Please consider disclosing an express percent limitation or guideline in the Fund’s principal investment strategies.

Response: The Fund does not currently intend to invest in PMBS as a principal investment strategy and therefore has removed references to such investments from the Fund’s statement of its principal investment strategies.

6.	Comment: Please explain supplementally how investing in collateralized loan obligations (“CLOs”) as a principal investment strategy is consistent with being an ultra-short bond fund (e.g., principally investing in debt obligations with a maturity of 397 days or less and seeking to provide limited price volatility). Please specifically discuss the expected dollar-weighted average effective duration and maturity of the CLOs in which the Fund may invest. Please also state what percentage of the Fund’s assets is expected to be invested in CLOs and whether there is a limit on the percentage of the Fund’s assets that may be invested in CLOs.

Response: CLOs may be structured in a number of different ways, including so that particular classes of CLOs have high credit quality and short expected durations. The Fund believes investing in CLOs can be consistent with the Fund’s investment objective and principal investment strategies. However, the Fund does not currently intend to invest in CLOs as a principal investment strategy and therefore has removed references to such investments from the Fund’s statement of its principal investment strategies.

7.	Comment: We note the following bolded sentence in the Fund’s principal investment strategies: “The Fund is not a money market fund and does not seek to maintain a stable net asset value of $1.00 per share” (the “MMF Sentence”). Please explain how the Fund’s investment strategy to principally invest in debt obligations with a maturity of 397 days or less, which appears to be a concept based in Rule 2a-7 under the Investment Company Act of 1940 (the “1940 Act”), is consistent with the MMF Sentence. In addition, following the MMF Sentence, please add disclosure stating that the Fund does not follow the quality, liquidity, diversification, or other limitations imposed by Rule 2a-7.

Response: The Fund respectfully submits that its strategy of principally investing in debt obligations with a maturity of 397 days or less is consistent with an ultra-short-term bond fund’s investment strategy and is consistent with the Fund’s strategy of maintaining a dollar-weighted average effective duration of one year or less. We note that money market funds are subject to significant additional investment limitations to which the Fund will not be subject. The Fund has added the requested disclosure following the MMF Sentence to emphasize this point.

8.	Comment: The Fund’s disclosure currently states that “[t]he effective duration of the Fund’s investment portfolio may vary significantly from time to time, and there is no assurance that the effective duration of the Fund’s investment portfolio will not exceed one year.” Given that the Fund is an ultra-short bond fund, we would not expect the Fund’s duration to vary significantly from one year.

Response: Although the Fund currently expects to maintain a dollar-weighted average effective duration of one year or less, there can be no assurance that market conditions or other factors outside of DoubleLine Capital LP’s (the “Adviser”) control will not cause the Fund’s duration to be significantly greater than one year. Accordingly, the Fund believes the referenced disclosure is appropriate and respectfully declines to make any changes in response to this Comment.

9.	Comment: Please remove the sentence stating that “[u]nder normal circumstances, the Adviser will seek to invest in a portfolio of investments with a dollar-weighted average credit quality of AA- or higher.” The Staff believes that such statement is inconsistent with guidance currently imposed by the Financial Industry Regulatory Authority (FINRA) and therefore should be removed from the prospectus disclosure.

Response: The requested change has been made.

10.	Comment: Please consider moving the Fund’s policy to, under normal circumstances, invest at least 80% of its net assets (plus the amount of borrowings for investment purposes) in bonds (the “80% Policy”) adopted pursuant to Rule 35d-1 under the 1940 Act, to the first paragraph of the Fund’s principal investment strategies disclosure.

Response: The Fund respectfully declines to make any changes in response to this Comment. The Fund believes that the Fund’s ultra-short bond strategy is more relevant to an investor’s decision to invest in the Fund than the Fund’s 80% Policy to invest in bonds generally, which does not distinguish it from any other fixed-income fund required to have a similar 80% policy, and therefore the Fund’s disclosure relating to its ultra-short bond strategy should be given greater emphasis in the Fund’s disclosure.

11.	Comment: Please confirm that the Fund values derivatives at market value for purposes of complying with its 80% Policy. In addition, please add disclosure stating that the Fund’s investments in derivatives will be counted toward satisfaction of the Fund’s 80% Policy and state how they will be valued for such purposes.

Response: The Fund has added the following sentence to its principal investment strategies disclosure in the section titled “Additional Information About Principal Investment Strategies and Principal Risks”:

The Fund’s investments in derivatives and other synthetic instruments that have economic characteristics similar to bonds will be counted towards satisfaction of the 80% policy. For purposes of testing compliance with this policy, the Fund generally uses the market values of its derivative investments and other synthetic instrument positions, but reserves the right to use an investment’s notional value, where determined appropriate in the Adviser’s discretion.

The Fund intends to value derivative instruments for purposes of the Fund’s 80% Policy in a manner consistent with Rule 35d-1. Although the Fund does not presently intend to use the notional values of derivatives for purposes of its 80% Policy, the Fund reserves the right to do so in the future in appropriate circumstances. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test. On the other hand, if the derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund reserves the ability to use that amount for purposes of the 80% test.

12.	Comment: Please specifically reference exchange-traded funds (“ETFs”) and money market funds in the following sentence, if applicable: “The Fund may invest in other investment companies or private investment vehicles managed by the Adviser or affiliates of the Adviser, including other DoubleLine funds, to the extent permitted by applicable law.”

Response: The Fund does not currently intend to invest in ETFs as a principal investment strategy. The Fund has replaced the referenced disclosure with the following sentence:

The Fund may invest in other investment companies, including, for example, other open-end or closed-end investment companies, such as money market funds, and including investment companies sponsored or managed by the Adviser or its related parties.

13.	Comment: To the extent the Fund intends to invest in private funds, please specifically disclose the types of private funds in which the Fund intends to invest (e.g., hedge funds, private equity funds, etc.) and disclose the extent to which the Fund may invest in such vehicles.

Response: The Fund does not currently intend to invest in private funds as a principal investment strategy and therefore has removed references to such investments from the Fund’s statement of its principal investment strategies.

14.	Comment: The Fund’s “debt securities risk” disclosure includes references to inverse floaters and possible negative duration. To the extent the Fund intends to invest in inverse floaters, please disclose them as a principal investment strategy.

Response: The Fund respectfully refers the Staff to the following disclosure in its principal investment strategies section:

The Adviser may seek to manage the dollar-weighted average effective duration of the Fund’s portfolio through the use of derivatives and other instruments (including, among others, inverse floaters, futures contracts, U.S. Treasury swaps, interest rate swaps and total return swaps).

15.	Comment: The Staff notes that the Fund’s “investment company and exchange-traded fund risk” disclosure in the principal risks section does not describe the risks of investing in money market funds. To the extent the Fund expects to invest in money market funds, please add appropriate risk disclosure.

Response: The Fund has modified the “Investment Company and Exchange-Traded Fund Risk” included in the section entitled “Additional Information About Principal Investment Strategies and Principal Risks” as follows:

Investment Company and Exchange-Traded Fund Risk

Investments in open-end and closed-end investment companies, and other pooled investment vehicles, including any ETFs or money market funds, involve substantially the same risks as investing directly in the instruments held by these entities. However, the total return from such investments will be reduced by the operating expenses and fees of the investment company or ETF. The Fund must pay its pro rata portion of an investment company’s or ETF’s fees and expenses. An investment company or ETF may not achieve its investment objective or execute its investment strategy effectively, which may adversely affect the Fund’s performance. Shares of a closed-end investment company or ETF may expose the Fund to risks associated with leverage and may trade at a premium or discount to the NAV of the closed-end fund’s or the ETF’s portfolio securities depending on a variety of factors, including market supply and demand. Money market mutual funds in which the Fund may invest are subject to Rule 2a-7 of the 1940 Act, and invest in a variety of short-term, high quality, dollar-denominated money market instruments. Money market funds are not designed to offer capital appreciation. Effective October 14, 2016, amendments to money market fund regulations could impact a money market fund’s operations and possibly negatively impact its return. In addition, certain money market funds may impose a fee upon the sale of shares or may temporarily suspend the ability to sell shares if such fund’s liquidity falls below required minimums, which may adversely affect the Fund’s returns or liquidity. Due to its own financial interest or other business considerations, the Adviser may choose to invest a portion of the Fund’s assets in investment companies sponsored or managed by the Adviser or its related parties in lieu of investments by the Fund directly in portfolio securities, or may choose to invest in such investment companies over investment companies sponsored or managed by others. Applicable law may limit the Fund’s ability to invest in other investment companies.

The Fund will make corresponding changes to the “investment company and exchange-traded fund risk” included in the “Fund Summary” section of the prospectus as appropriate.

16.	Comment: The Staff notes that there is a lengthy discussion regarding the risks of investing in real estate investment trusts (“REITs”) included in the “real estate risk” disclosure but that such investments are not disclosed as a principal investment strategy of the Fund. Please either include investing in REITs as a principal investment strategy or remove the related risk disclosure as a principal investment risk.

Response: The Fund has removed the risk disclosure regarding REITs from the prospectus, as it does not intend to invest in REITs as a principal investment strategy.

17.	Comment: Please explain supplementally which principal investment strategies and/or instruments are addressed by the “structured products and structured notes risk” disclosure. In addition, consider whether it is necessary or appropriate to include both “structured products and structured notes risk” as well as “collateralized debt obligations risk.”

Response: “Structured products and structured notes risk” is intended to address the risks associated with the Fund’s investments in, among other things, income-producing securitized products, which is noted as a principal investment strategy. The Fund does not currently intend to invest in collateralized debt obligations as a principal investment strategy and has removed “collateralized debt obligations risk” from the Fund’s statement of its principal investment risks.

18.	Comment: The Staff notes that the Fund states that it may change its investment objective without shareholder approval. Please explain supplementally whether the Fund would provide notice to shareholders if the Fund’s investment objective is changed.

Response: The Fund notes that applicable law does not require it to provide notice to shareholders prior to changing its investment objective. However, as a practical matter, the Fund does not currently anticipate effecting any material changes to its investment objective without providing prior notice of the change to shareholders.

Statement of Additional Information (“SAI”)

19.	Comment: Fundamental policy 4 provides that bank loans and loan participations will be considered investments in the industry of the underlying borrower. Please revise this policy to provide that, when a bank loan or loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the financial intermediary and the borrower as “issuers” for purposes of the Fund’s fundamental industry concentration policy. If the Fund determines not to make such revision, please explain why exposure to a financial intermediary in this context should be treated differently for issuer diversification purposes than for industry concentration purposes.

Response: The Fund respectfully submits that it is appropriate and consistent with prior Staff guidance to look only to the corporate or other borrower in a loan participation, and not to the financial intermediary, for purposes of the Fund’s industry concentration policy (i.e., fundamental policy no. 4). The Fund recognizes that the Staff has in the past indicated that a fund should, when investing in a loan participation that does not shift to the fund the direct debtor-creditor relationship with the corporate or other borrower, consider both the corporate borrower and the financial intermediary as issuers for purposes of the fund’s issuer diversification policy under Section 5(b)(l) of the 1940 Act. See SEC No-Action Letter, Putnam Diversified Premium Income Trust, 1989 SEC No-Act. LEXIS 834, at footnote 2 of the Staff’s response (the “Putnam No-Action Letter”). The Fund maintains, however, that the treatment should be distinguishable for purposes of the Fund’s industry concentration policy, and points out that the Putnam No-Action Letter did not suggest that the same treatment applies for purposes of industry concentration. Loan participations typically change in value in response to changes in interest rates and in the actual or perceived credit of the underlying borrower, and normally very little in response to factors affecting the industry of the participating agent or other financial intermediary. In addition, in the context of an intermediary that is acting as a pass through with respect to a loan or participation, the primary concern with respect to that intermediary relates to a specific issuer—i.e., that the intermediary may be unable to meet its obligations under the arrangements and that such failure may adversely affect the Fund. In contrast, industry concentration considerations are principally about exposure to changes in an industry that will affect all or most of the issuers in such industry similarly. Consistent with its disclosed policies on the matter, the Fund does not expect to invest in bank loans or participations in a manner that would cause its overall exposure to a single industry to exceed 25% of its total assets for purposes of its fundamental policy 4. As discussed above, the Fund does not expect to measure its indirect exposure to an industry, if any, through the financial intermediaries that may be service providers in respect of the Fund’s bank loan or loan participation investments.

20.	Comment: Please revise fundamental policy number 4 to remove the last phrase which states that “derivatives counterparties are not considered to be part of any industry.”

Response: The Fund notes that this language is intended to address the fact that, when the Fund enters into derivative transactions with a dealer, it does so to gain exposure to the security or other reference asset underlying the derivative, and not to the dealer itself. The value of a derivative instrument typically changes very largely in response to changes in the value of the underlying security, index, commodity or reference asset and relatively little in response to factors affecting the industry of which the dealer counterparty is a part. For those reasons, a derivatives transaction with a dealer counterparty should not be seen to give rise to industry concentration concerns comparable to those that might arise in connection with an investment by the Fund in the equity or debt securities of the dealer. Accordingly, the Fund respectfully declines to make any changes to its disclosure in response to this Comment.

21.	Comment: The Staff notes that the Fund includes the following disclosure on page 1 of the SAI: “Further, the Fund takes the position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry or group of industries, and therefore the 25% concentration restrictions noted above do not apply to such securities.” As has previously been conveyed to the Trust, the Staff’s view is that investments in PMBS should be considered investments in a single industry or group of industries for purposes of a fund’s industry concentration policy. Accordingly, the Staff reiterates its disagreement with the Trust. Please remove all statements from the prospectus that suggests that the Fund may invest without limit in PMBS and similarly revise the SAI consistent with the Staff’s comment.

Response: The Fund respectfully declines to make the requested change. The Fund is not aware of any published guidance from the SEC or its Staff that establishes or sets forth the Staff’s view stated above that privately issued mortgage- and/or asset-backed securities are part of an industry. In addition, the Fund notes that the referenced disclosure is consistent with the position taken and disclosed by a large number of other registered investment companies.

22.	Comment: With respect to the disclosure referenced in Comment 21 above, please revise the Fund’s disclosure where applicable to reflect the Staff’s position that the Fund should look through asset-backed securities to the underlying assets for purposes of determining compliance with the Fund’s industry concentration policy.

Response: The Fund respectfully declines to make the requested change. The Fund is not aware of any published guidance from the SEC or its Staff that a fund is required to look through to the underlying assets of an asset-backed security for purposes of complying with its industry concentration test and notes that doing so would not be consistent with the Fund’s industry concentration policy, which policy is consistent with the policy disclosed by a large number of other registered investment companies.

23.	Comment: In the fourth paragraph on page two of the SAI, please identify which investments and investment strategies are principal investment strategies.

Response: The Fund respectfully declines to make the requested change. As required by Form N-1A, the Fund has disclosed its principal investment strategies in the prospectus, and Form N-1A does not require principal investment strategies to be disclosed or identified in the SAI.

24.	Comment: In the discussion on page 14 regarding credit default swaps, please disclose that when the Fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. Please disclose the Fund’s current practice.

Response: The Fund will segregate assets with respect to its derivatives positions in a manner it determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979), the Staff’s related no-action letters and other published Staff interpretative materials. Accordingly, no changes have been made in response to this Comment. However, the Adviser notes that its general historical practice has been to segregate assets equal to the full notional amount of its credit default swap agreements when a DoubleLine-sponsored fund is a protection seller.

25.	Comment: On page 38 of the SAI under “Private Investment Vehicles,” please disclose to what extent the Fund intends to invest in private investment vehicles. In addition, please explain supplementally, in detail, how the Fund’s board determines that private investment vehicles are liquid.

Response: The Fund does not intend currently to invest in private investment vehicles as a principal investment strategy. However, the Fund reserves the right to invest in private investment vehicles in accordance with its disclosure included in the SAI. The Fund may invest in private investment vehicles of different types, such as private pooled investment vehicles that are managed in accordance with Rule 2a-7 under the 1940 Act.

The Funds’ Board of Trustees has adopted policies and procedures (the “Liquidity Policy”) pursuant to which the Adviser, subject to periodic reporting to the Board, determines whether Fund investments are liquid or illiquid in accordance with published guidance issued by the SEC and its Staff. In evaluating whether any particular investment is liquid or illiquid under the Liquidity Policy, the Adviser may consider a wide variety of factors, including, without limitation, the frequency and volume of trading in the security, the number of dealers making a market in the security, and the number of dealers and other potential purchasers willing to purchase the security. The Liquidity Policy is designed to provide a measure of flexibility in determining the factors that are relevant to the determination of the liquidity of each security and security type. Accordingly, the factors considered in respect of any one security may differ from those of other securities, including securities of the same type. There can be no assurance that any investment in a private investment vehicles would be determined to be liquid.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan D. Briggs

Nathan D. Briggs

cc:	Mr. Ronald R. Redell

Timothy W. Diggins, Esq.

Jeremy C. Smith, Esq.